May 16, 2013
VIA EDGAR

Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Attn: Sally Brammell Russell Mancuso

Re:	Biomet, Inc. Registration Statement on Form S-4 (File No. 333-188255)
Dear Ms. Brammell:
With respect to the above-referenced registration statement (as amended by Amendment No. 1 to Form S-4 of Biomet, Inc. filed on May 14, 2013, the “Registration Statement”), and pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, we hereby respectfully request that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the Registration Statement, so that it is declared effective at 4:00 p.m. (Eastern Time) on May 21, 2013 or as soon as practicable thereafter.

Mailing Address:    Shipping Address:
P.O. Box 587    56 East Bell Drive
Warsaw, IN 46581-0587    Warsaw, IN 46582
Toll Free: 800.348.9500
Office: 574.267.6639
Main Fax: 574.267.8137
www.biomet.com

May 16, 2013
Securities and Exchange Commission

In connection with this request for the acceleration of the effective date of the Registration Statement, Biomet, Inc. (“Biomet”), Biomet 3i, LLC (“Biomet 3i”), Biomet Biologics, LLC (“Biomet Biologics”), Biomet Europe Ltd. (“Biomet Europe”), Biomet Fair Lawn LLC (“Biomet Fair Lawn”), Biomet International Ltd. (“Biomet International”), Biomet Leasing, Inc. (“Biomet Leasing”), Biomet Manufacturing Corporation (“Biomet Manufacturing”), Biomet Microfixation, LLC (“Biomet Microfixation”), Biomet Orthopedics, LLC (“Biomet Orthopedics”), Biomet Sports Medicine, LLC (“Biomet Sports”), Biomet U.S. Reconstruction, LLC (“Biomet Reconstruction”), Biomet Trauma, LLC (“Biomet Trauma”), Biolectron, Inc. (“Biolectron”), Cross Medical Products, LLC (“Cross Medical”), Electro-Biology, LLC (“Electro-Biology”), EBI Holdings, LLC (“EBI Holdings”), EBI, LLC (“EBI”), EBI Medical Systems, LLC (“EBI Medical”), Biomet Florida Services, LLC (“Biomet Florida”), Implant Innovations Holdings, LLC (“Implant Innovations”), Interpore Cross International, LLC (“Interpore Cross”), Interpore Spine, Ltd. (“Interpore Spine”) and Kirschner Medical Corporation (“Kirschner” and, together with Biomet, Biomet 3i, Biomet Biologics, Biomet Europe, Biomet Fair Lawn, Biomet International, Biomet Leasing, Biomet Manufacturing, Biomet Microfixation, Biomet Orthopedics, Bioment Sports, Biomet Reconstruction, Biomet Trauma, Biolectron, Cross Medical, Electro-Biology, EBI Holdings, EBI, EBI Medical, Biomet Florida, Implant Innovations, Interpore Cross, and Interpore Spine, the “Registrants”) acknowledge that:

(i)	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(ii)
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve any of the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii)	none of the Registrants may assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact James D. Small of Cleary Gottlieb Steen & Hamilton LLP, counsel to the Company, at (212) 225-2015, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.
Very truly yours,
BIOMET, INC.

By:	__/s/ Bradley J. Tandy________________________
Name:      Bradley J. Tandy
Title:     Senior Vice President; General Counsel and Secretary

May 16, 2013
Securities and Exchange Commission

BIOMET, 3I, LLC
BIOMET BIOLOGICS, LLC
BIOMET EUROPE LTD.
BIOMET FAIR LAWN LLC
BIOMET INTERNATIONAL LTD.
BIOMET LEASING, INC.
BIOMET MANUFACTURING CORPORATION
BIOMET MICROFIXATION, LLC
BIOMET ORTHOPEDICS, LLC
BIOMET SPORTS MEDICINE, LLC
BIOMET U.S. RECONSTRUCTION, LLC
BIOMET TRAUMA, LLC
BIOLECTRON, INC.
CROSS MEDICAL PRODUCTS, LLC
ELECTRO-BIOLOGY, LLC
EBI HOLDINGS, LLC
EBI, LLC
EBI MEDICAL SYSTEMS, LLC
BIOMET FLORIDA SERVICES, LLC
IMPLANT INNOVATIONS HOLDINGS, LLC
INTERPORE CROSS INTERNATIONAL, LLC
INTERPORE SPINE LTD.
KIRSCHNER MEDICAL CORPORATION

By:	__/s/ Michael T. Hodges_______________________
Name: Michael T. Hodges

Title:	Treasurer

cc:	Jeffrey D. Karpf
James D. Small
Cleary Gottlieb Steen & Hamilton LLP